787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 16, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Tom Kluck

Re:                             Cavendish Futures Fund LLC

Amendment No. 1 to Form 10-12G

Securities Exchange Act File No. 000-55213

Ladies and Gentlemen:

On behalf of this firm’s client, Sydling Futures Management LLC (“Sydling”), the commodity pool operator and trading manager of Cavendish Futures Fund LLC (the “Registrant”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), this letter in response to the Commission staff’s (the “Staff”) comment letter to Amendment No. 1 to the Registrant’s Form 10 (the “Letter”), dated September 29, 2014, to Mr. Jerry Pascucci, President and Director of Sydling.  The following responses are numbered to correspond to the numbering of the Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by Sydling’s response.

General

Comment No. 1:                             We note your response to comment 2 of our letter dated June 25, 2014. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

Response:                                                                Thank you for the comment.

NEW YORK  WASHINGTON  PARIS  LONDON  MILAN  ROME  FRANKFURT  BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:                             Please indicate the potential percentage range of fund assets that may be invested in swaps or forward contracts and/or clarify if there is a limitation on such investments.

Response:                                                                As further described below, the Registrant’s use of swaps and forward contracts is expected to be at a de minimis level.  Sydling does not anticipate exposure to swaps and/or forward contracts to exceed an aggregate of 10% of the Registrant’s net assets.

The Registrant’s commodity trading advisor (“CTA”) is permitted to trade swaps for the Registrant only with the approval of Sydling.  No swaps have been traded since inception and Sydling does not anticipate swaps trading at this time.  Should the CTA, with Sydling’s consent, elect to trade swaps, Sydling intends to limit such trading to swaps which are cleared by a clearinghouse, pursuant to which counterparty credit risk will be reduced, if not eliminated.  Thus, Sydling does not anticipate permitting the CTA to trade uncleared swaps.  Additionally, any swaps traded would be those that are currently regulated by the Commodity Futures Trading Commission.  No security-based swaps would be traded for the Registrant.

The CTA currently trades forward contracts on metals on behalf of the Registrant.  While there is no express limitation on the use of forward contracts, Sydling does not expect such trading to represent more than a de minimis amount of the Registrant’s overall trading.

*  *  *  *

A copy of the Registrant’s “Tandy” letter is included with the filing.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8931 or Rita M. Molesworth of this office at (212) 728-8727.

Sincerely,

/s/ John Cronin
John Cronin, Esq.
Willkie Farr & Gallagher LLP

cc:                                Jerry Pascucci, Sydling Futures Management LLC

Jennifer Magro, Sydling Futures Management LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP

Sydling Futures Management LLC
1285 Avenue of the Americas - 13th Floor
New York, New York 10019

October 16, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Jessica Barberich

Re:                             Cavendish Futures Fund LLC

Registration Statement on Form 10-12G

Securities Exchange Act File No. 000-55213

Ladies and Gentlemen:

Pursuant to your comment letter dated September 29, 2014, Cavendish Futures Fund LLC (the “Registrant”) acknowledges that:

•              the adequacy and accuracy of the disclosure in its Form 10-12G is the responsibility of the Registrant;

•              Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-12G; and

•              the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please feel free to call the undersigned at (212) 713-2000 with any questions.

Very truly yours,

/s/ Jennifer Magro
Jennifer Magro
Chief Financial Officer and Director
Sydling Futures Management LLC

cc:                                Jerry Pascucci, Sydling Futures Management LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP

John Cronin, Esq., Willkie Farr & Gallagher LLP